UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date June, 24, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

June 24, 2025
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES THE APPROVAL OF THE REGULATION OF ITS SHARE REPURCHASE PROGRAM

Today, the Board of Directors of Grupo Cibest S.A. (“Grupo Cibest”) approved the regulation for the repurchase program of the company’s common shares, preferred shares, and American Depositary Receipts – ADRs issued by Grupo Cibest, for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP$1,350,000,000,000) and, for a period of up to one (1) year effective today from the approval of the regulation to June 24, 2026, as approved at the Extraordinary Shareholders’ Meeting held on June 9, 2025.

The repurchase program regulation can be accessed at the following link: https://www.grupocibest.com/investor-relations/information-interest

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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